Exhibit 99.1
PRESS RELEASE

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: 819 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com
Cascades Reports Second Quarter 2011 Results
August 10, 2011 — Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces its financial results for the three-month and six-month periods ended June 30, 2011.
Commenting on the second quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Following a challenging first quarter, we are encouraged by the fact that our results have started to rebound in spite of the rise of several of our costs, including the recycled fibre, the appreciation of the Canadian dollar and continuing weak demand for packaging. Three of our four segments, and more particularly our tissue paper operations, experienced an improvement in their sequential financial performance. Moreover, we have taken other significant steps to improve profitability as demonstrated by the divestiture and the closure of three less-performing units. We will continue implementing optimization programs to support the progress observed in the past three months”.
Strategic initiatives
•	Divestiture of the Versailles (Connecticut) and Hebron (Kentucky) boxboard facilities.

•	Announcement of an investment in Greenpac Mill LLC, a corporation created for the purpose of constructing and operating a state of the art containerboard mill to be located in Niagara Falls (New York).

•	Closure of the corrugated box plant of Leominster (Massachusetts).
Financial highlights
•	Net earnings per share of $1.21 compared to net earnings of $0.29 in the corresponding period of last year.

•	Excluding specific items, net loss per share of $0.06 compared to net earnings of $0.27 in the second quarter of 2010.

•	Financial results and balance sheet reflecting:
•	the full consolidation[1] of Reno De Medici’s numbers, the second largest European producer of coated recycled boxboard;

•	the divestiture of Dopaco, Cascades’ paper cup and carton converting business for the quick-service restaurant and foodservice industries (considered as discontinued operations).
•	Without the impact of these two factors, improving operating results compared to Q1 2011, despite the significant inflation of input costs and the Canadian dollar in the past 9 months.

•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $62 million compared to $37 million (or $52 million including 100% of Reno De Medici) in the first quarter of 2011. In the second quarter of 2010, Cascades’ EBITDA excluding specific items was $85 million.

•	Notwithstanding the unfavourable seasonality and the Canada Post strike which negatively impacted the working capital and cash flow, net debt down $157 million (11%) compared to the previous quarter. Excluding the impact of the full consolidation of Reno De Medici, the net debt would have decreased more than $300 million (21%).

[1]	Cascades’ ownership in Reno De Medici S.p.A. (“RDM”) stands at 41%. In addition to this stake, Cascades also has a call option over RDM shares by virtue of which we are entitled to acquire up to a maximum 9.07% of its current shares outstanding. Considering these facts, starting in the second quarter of 2011, our consolidated figures include those of RDM at 100% and net results are reported net of non-controlling interests. Prior to the second quarter, our investment in RDM was accounted for using the equity method.

Financial Summary

Selected consolidated information
(in millions of Canadian dollars, except amounts per share)	Q2/2011	Q2/2010	Q1/2011
Sales	991	808	774
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	62	85	37
Operating income	15	48	1
Net earnings (loss)	(6)	26	1
per common share	$(0.06)	$0.27	$0.01
Cash flow from operations (adjusted)	17	41	15
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	65	82	30
Operating income (loss)	18	45	(6)
Net earnings (loss)	117	28	(8)
per common share	$1.21	$0.29	$(0.08)
Cash flow from operations (adjusted) [1]	16	41	15

Note 1 — see the supplemental information on non-IFRS measures.
Results analysis for the three-month period ended June 30, 2011 (compared to the same period of the previous year and reflecting the reclassification of Dopaco as discontinued operations)
In comparison with the same period last year, sales rose by 23% to $991 million as of result of higher selling prices and the full consolidation of Reno De Medici’s results. These factors were partly offset by the 6% appreciation of the Canadian dollar, the impact of the divestiture of one of our containerboard mills and lower shipments in our packaging operations.
The operating income, excluding specific items, amounted to $15 million compared to $48 million in Q2 2010. Improved selling prices and the effect of the full consolidation of Reno De Medici’s results were unfortunately offset by the rise of all main variable costs, namely recycled fibre, pulp, energy, chemical products and freight, and again, the appreciation of the Canadian dollar. On a segmented basis, all groups were negatively affected by the increase of the Canadian currency and posted weaker profitability. The containerboard and tissue paper operations were also particularly impacted by the cost inflation of raw materials. When including specific items, the operating income amounted to $18 million in comparison to $45 million in the same period of last year.
In the second quarter of 2011, these specific items impacted our operating income and/or net earnings (before tax):
•	a $8 million gain on disposal and others (impact on operating income and net earnings);

•	a loss of $6 million on the inventory adjustment resulting from business acquisition (impact on operating income and net earnings);

•	a $2 million unrealized gain on financial instruments (impact on operating income and net earnings);

•	$1 million in closure and restructuring costs (impact on operating income and net earnings);

•	a gain related to the divestiture of Dopaco (discontinued operations) of $193 million ($110 million net of tax, impact on net earnings);

•	a $5 million foreign exchange loss on long-term debt and financial instruments (impact on net earnings).
For further details, see the two following tables on IFRS and non-IFRS measures reconciliation.
The net loss excluding specific items amounted to $6 million ($0.06 per share) in the second quarter of 2011 compared to net earnings of $26 million ($0.27 per share) for the same period of last year. Including specific items, net earnings reached $117 million ($1.21 per share) compared to net earnings of $28 million ($0.29 per share) for the same quarter in 2010.
Notwithstanding the unfavourable seasonality and the Canada Post strike which negatively impacted the working capital and cash flow, the net debt decreased by 11% to $1,288 million compared to March 31, 2011. However, this amount includes the consolidation of Reno De Medici’s net debt of $146 million. Excluding this amount, Cascades’ net debt would have amounted to $1,142 million on June 30, 2011, a decline of $303 million (21%) and $366 million (24%) compared to March 31, 2011 and June 30, 2010 respectively. Cascades’ net debt as of June 30, 2011 also includes an investment of $50 million in Greenpac Mill LLC.

Results analysis for the three-month period ended June 30, 2011 (compared to the previous quarter and reflecting the reclassification of Dopaco as discontinued operations)
In comparison to the previous quarter, sales jumped 28% mostly due to better selling prices and the full consolidation of Reno De Medici’s results. The operating income also improved as a result of the two latter factors, combined with higher volumes (excluding the effect of closures and divestitures) and lower energy costs. All this more than offset the rise of many variable costs (recycled fibre, chemical products, freight) and the appreciation of the Canadian currency.
Near-term outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the next quarter, demand should slightly improve along with seasonality. In addition, we should benefit from the current and future implementation of selling price increases in our tissue paper, specialty products and North American boxboard segments. We also anticipate that our results will be positively impacted by the realization of restructuring initiatives and better operating rates and efficiency. Elevated input costs and the strong Canadian dollar should however continue to put pressure on our profitability”.
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 16, 2011 to shareholders of record at the close of business on September 2, 2011. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the second quarter of 2011, in accordance with its normal course issuer bid program, Cascades purchased for cancellation 402,600 shares at an average price of $6.63 representing an aggregate amount of approximately $2.7 million. In the first half of the year, Cascades purchased for cancellation 576,463 shares at an average price of $6.80 representing an aggregate amount of approximately $3.9 million
Transition to International Financial Reporting Standards (IFRS)
All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). In previous periods, the Corporation prepared its consolidated financial statements and interim financial statements in accordance with Canadian generally accepted accounting principles (GAAP), in effect prior to January 1, 2011 (previous GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the table below and the Second Quarter results investor presentation. For further details, please refer to the investor presentation on the impact of adoption of IFRS, the first quarter 2011 report and the 2010 annual report. These documents are available at www.cascades.com/investors.
The table below provides the reconciliation of the second quarter 2010 sales, the operating income and the operating income before depreciation and amortization, excluding specific items, reported under the previous GAAP and the IFRS:

			Operating income
			before depreciation
		Operating income,	and amortization
		excluding specific	(EBITDA), excluding
	Sales[1]	items	specific items
(in millions of Canadian dollars)	Q2/2010	Q2/2010	Q2/2010

As reported in 2010 (previous Can GAAP)	998	56	107
Less: IFRS adjustments:
Joint ventures	(80)	(5)	(8)
Depreciation and amortization	—	4	—
Others	—	2	1

Including IFRS adjustment	918	57	100
Less: discontinued operations	(110)	(9)	(15)

As reported (IFRS)	808	48	85

Note 1 — Sales of discontinued operations and joint ventures are net of intercompany.

The following table provides the second quarter 2011 sales and operating income before depreciation and amortization, excluding specific items, including those of the discontinued operations and our joint ventures:

		Operating income
		before depreciation
		and amortization
		(EBITDA), excluding
	Sales[1]	specific items
(in millions of Canadian dollars)	Q2/2011	Q2/2011
As reported (IFRS)	991	62
Add back:
Discontinued operations	40	4
Joint ventures	21	3

Including discontinued operations and joint ventures	1,052	69

Note 1 — Sales of discontinued operations and joint ventures are net of intercompany.
Supplemental information on non-IFRS measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a corporation’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q2/2011	Q2/2010	Q1/2011
Net earnings (loss)	117	28	(8)
Net earnings from discontinued operations	(108)	(6)	(6)
Non-controlling interest	1	1	—
Share of results of associates and joint ventures	(2)	(4)	(8)
Provision for (recovery of) income taxes	(22)	6	(14)
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(6)	5
Financing expense	27	26	25

Operating income (loss)	18	45	(6)
Specific items :
Inventory adjustment resulting from business acquisition	6	—	—
Loss (gain) on disposal and others	(8)	—	1
Net impairment loss	—	—	1
Closure and restructuring costs	1	—	3
Unrealized loss (gain) on financial instruments	(2)	3	2

	(3)	3	7

Operating income — excluding specific items	15	48	1
Depreciation and amortization	47	37	36

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	62	85	37

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amounts per share)	Q2/2011	Q2/2010	Q1/2011	Q2/2011	Q2/2010	Q1/2011
As per IFRS	117	28	(8)	$1.21	$0.29	$(0.08)
Specific items :
Inventory adjustment resulting from business acquisition	6	—	—	$0.04	$—	$—
Loss (gain) on disposal and others	(8)	—	1	$(0.22)	$—	$0.01
Net impairment loss	—	—	1	$—	$—	$0.01
Closure and restructuring costs	1	—	3	$0.01	$—	$0.02
Unrealized loss (gain) on financial instruments	(2)	3	2	$(0.02)	$0.03	$0.02
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(6)	5	$0.05	$(0.05)	$0.04
Included in discontinued operations, net of income tax	(110)	—	(1)	$(1.13)	$—	$(0.01)
Tax effect on specific items	(15)	1	(2)

	(123)	(2)	9	$(1.27)	$(0.02)	$0.09

Excluding specific items	(6)	26	1	$(0.06)	$0.27	$0.01

Note 1 — specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow (adjusted) from operations activities to cash flow from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	Q2/2011	Q2/2010	Q1/2011
Cash flow used from operating activities	(27)	(5)	(12)
Changes in non-cash working capital components	43	46	27

Cash flow (adjusted) from operations	16	41	15
Specific items, net of current income taxes :
Closure and restructuring costs	1	—	—

Excluding specific items	17	41	15

Consolidated Balance Sheets

	June 30,	December 31,
(in millions of Canadian dollars) (unaudited)	2011	2010
Assets
Current assets
Cash and cash equivalents	18	6
Accounts receivable	712	490
Current income tax assets	17	21
Inventories	530	476
Financial assets	10	12

	1,287	1,005

Long-term assets
Investments in associates and joint ventures	195	262
Property, plant and equipment	1,686	1,553
Intangible assets	133	126
Financial assets	20	2
Other assets	155	94
Deferred income tax assets	69	82
Goodwill	290	313

	3,835	3,437

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	105	42
Accounts payable and accrued liabilities	659	440
Current income tax liabilities	68	2
Provisions for contingencies and charges	14	23
Current portion of financial liabilities and other liabilities	12	14
Current portion of long-term debt	33	7
Revolving credit facility, renewed in 2011	—	394

	891	922

Long-term liabilities
Long-term debt	1,168	960
Provisions for contingencies and charges	24	37
Financial liabilities	116	83
Other liabilities	229	196
Deferred income tax liabilities	124	167

	2,552	2,365

Equity attributable to Shareholders
Capital stock	493	496
Contributed surplus	13	14
Retained earnings	677	576
Accumulated other comprehensive income (loss)	(48)	(37)

	1,135	1,049
Non-controlling interest	148	23

Total equity	1,283	1,072

	3,835	3,437

Consolidated Statements of Earnings

	For the 3-month periods ended		For the 6-month periods ended
(in millions of Canadian dollars, except per share	June 30,		June 30,
amounts and number of shares) (unaudited)	2011	2010	2011	2010
Sales	991	808	1,765	1,567

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	838	644	1,499	1,259
Depreciation and amortization	47	37	83	77
Selling and administrative expenses	97	83	174	164
Gain on disposal and others	(8)	—	(7)	—
Net impairment loss and other restructuring costs	1	—	5	—
Foreign exchange loss (gain)	1	(3)	1	1
Loss on financial instruments	(3)	2	(2)	2

	973	763	1,753	1,503

Operating income	18	45	12	64
Financing expense	27	26	52	54
Loss on refinancing of long-term debt	—	—	—	3
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(6)	10	(5)

	(14)	25	(50)	12
Provision for (recovery of) income taxes	(22)	6	(36)	1
Share of results of associates and joint ventures	(2)	(4)	(10)	(7)

Net earnings (loss) from continuing operations including non-controlling interest for the period	10	23	(4)	18
Net earnings from discontinued operations for the period	108	6	114	12

Net earnings including non-controlling interest for the period	118	29	110	30
Less: Non-controlling interest	1	1	1	1

Net earnings attributable to Shareholders for the period	117	28	109	29

Net earnings (loss) from continuing operations per common share
Basic	$0.09	$0.22	($0.06)	$0.17
Diluted	$0.09	$0.22	($0.06)	$0.17
Net earnings per common share
Basic	$1.21	$0.29	$1.13	$0.30
Diluted	$1.19	$0.29	$1.11	$0.30

Weighted average basic number of common shares outstanding	96,367,221	96,895,355	96,486,160	96,990,471

Consolidated Statements
of Comprehensive Income

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Net earnings including non-controlling interest for the period	118	29	110	30

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(15)	20	(24)	(11)
Change in foreign currency translation related to net investment hedging activities	4	(24)	19	(8)
Income taxes	(1)	3	(3)	1
Cash flow hedges
Change in fair value of foreign exchange forward contracts	5	(6)	4	(2)
Change in fair value of interest rate swap agreements	(2)	(1)	(1)	(3)
Change in fair value of commodity derivative financial instruments	(9)	(2)	(5)	(10)
Income taxes	—	3	(1)	5
Available-for-sale financial assets	—	(1)	—	—

	(18)	(8)	(11)	(28)
Comprehensive income including non-controlling interest for the period	100	21	99	2
Less: Comprehensive income attributable to non-controlling interest for the period	1	1	1	1

Comprehensive income attributable to Shareholders	99	20	98	1

Consolidated Statements of Equity

	For the 6-month period ended June 30, 2011
				Accumulated other	Total equity
	Capital			comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	Contributed surplus	Retained earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Net earnings for the period	—	—	109	—	109	1	110
Business acquisitions	—	—	—	—	—	124	124
Other comprehensive income (loss)	—	—	—	(11)	(11)	—	(11)
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	—	—	—	—	—	—	—
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance—End of period	493	13	677	(48)	1,135	148	1,283

	For the 6-month period ended June 30, 2010
				Accumulated other	Total equity
	Capital			comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	Contributed surplus	Retained earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period	499	14	575	3	1,091	21	1,112
Net earnings for the period	—	—	29	—	29	1	30
Other comprehensive income (loss)	—	—	—	(28)	(28)	—	(28)
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	—	—	—	—	—	—	—
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance—End of period	496	13	596	(25)	1,080	22	1,102

Consolidated Statements of Cash Flows

	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period	117	28	109	29
Net earnings from discontinued operations for the period	(108)	(6)	(114)	(12)

Net earnings (loss) from continuing operations	9	22	(5)	17
Adjustments for
Financing expense	27	26	52	54
Depreciation and amortization	47	37	83	77
Gain on disposal and others	(8)	—	(7)	—
Net impairment loss and other restructuring costs	—	—	4	—
Unrealized loss (gain) on financial instruments	(2)	3	—	3
Foreign exchange loss (gain) on long-term debt and financial instruments	5	(6)	10	(5)
Provision for (recovery of) income taxes	(22)	6	(36)	1
Share of results of associates and joint ventures	(2)	(4)	(10)	(7)
Non-controlling interest	1	1	1	1
Financing expense paid	(34)	(35)	(51)	(45)
Income tax paid	(6)	(4)	(9)	(8)
Others	1	(5)	(1)	(7)

	16	41	31	81
Changes in non-cash working capital components	(43)	(46)	(70)	(61)

	(27)	(5)	(39)	20

Investing activities from continuing operations
Purchases of property, plant and equipment	(22)	(18)	(57)	(48)
Increase in other assets and investment in associates and joint ventures	(23)	(16)	(33)	(19)
Business acquisitions, net of cash acquired	(1)	—	(1)	(2)
Business dispositions, net of cash disposed	6	—	6	—

	(40)	(34)	(85)	(69)

Financing activities from continuing operations
Bank loans and advances	19	10	23	7
Change in revolving credit facilities	(308)	16	(257)	201
Purchase of senior notes	—	(4)	—	(165)
Increase in other long-term debt	1	(1)	1	—
Payments of other long-term debt	(7)	(2)	(9)	(4)
Redemption of common shares	(3)	(2)	(4)	(4)
Dividend paid to Corporation’s Shareholders	(4)	(4)	(8)	(8)

	(302)	13	(254)	27

Change in cash and cash equivalents during the period from continuing operations	(369)	(26)	(378)	(22)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	377	25	390	28

Net change in cash and cash equivalents during the period	8	(1)	12	6
Cash and cash equivalents—Beginning of period	10	15	6	8

Cash and cash equivalents—End of period	18	14	18	14

Segmented Information

	SALES
	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Packaging products
Boxboard
Manufacturing	322	119	448	234
Converting	81	161	225	312
Intersegment sales	(13)	(11)	(24)	(20)
Discontinued operations of converting segment	(42)	(120)	(148)	(231)

	348	149	501	295

Containerboard
Manufacturing	116	148	255	282
Converting	204	217	399	411
Intersegment sales	(77)	(94)	(157)	(167)

	243	271	497	526
Specialty products
Industrial packaging	31	28	61	55
Consumer packaging	28	21	46	38
Specialty papers	72	78	145	156
Recovery and recycling	91	73	174	145
Intersegment sales	(3)	(2)	(5)	(4)

	219	198	421	390

Intersegment sales	(30)	(25)	(58)	(51)

	780	593	1,361	1,160

Tissue papers
Manufacturing and converting	218	218	417	415

Intersegment sales and others	(7)	(3)	(13)	(8)

Total	991	808	1,765	1,567

	Operating income before depreciation and amortization
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Packaging products
Boxboard
Manufacturing	10	10	13	15
Converting	4	18	13	33
Others	—	(2)	—	(2)
Discontinued operations of converting segment	(4)	(15)	(12)	(28)

	10	11	14	18

Containerboard
Manufacturing	4	16	10	26
Converting	18	26	28	47
Others	8	(6)	5	(5)

	30	36	43	68

Specialty products
Industrial packaging	2	3	4	7
Consumer packaging	3	2	3	3
Specialty papers	(1)	6	(1)	11
Recovery and recycling	8	6	12	12
Others	—	—	1	—

	12	17	19	33

	52	64	76	119

Tissue papers
Manufacturing and converting	16	23	26	42

Corporate	(3)	(5)	(7)	(20)

Operating income before depreciation and amortization	65	82	95	141

Depreciation and amortization
Boxboard	(14)	(9)	(21)	(18)
Containerboard	(16)	(15)	(31)	(34)
Specialty products	(8)	(8)	(14)	(14)
Tissue papers	(9)	(9)	(19)	(20)
Corporate and eliminations	(2)	(2)	(4)	(3)
Discontinued operations of boxboard converting segment	2	6	6	12

	(47)	(37)	(83)	(77)
Operating income	18	45	12	64

	Purchases of property, plant and equipment
	For the 3-month periods ended		For the 6-month periods ended
	June 30,		June 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Packaging products
Boxboard
Manufacturing	15	2	17	4
Converting	1	1	2	1
Discontinued operations of converting segment	—	—	(1)	—

	16	3	18	5
Containerboard
Manufacturing	—	5	3	10
Converting	5	3	9	7

	5	8	12	17
Specialty products
Industrial packaging	1	—	1	—
Consumer packaging	1	1	1	2
Specialty papers	—	2	4	3
Recovery and recycling	1	1	3	2

	3	4	9	7

	24	15	39	29

Tissue papers
Manufacturing and converting	9	2	15	10

Corporate	—	3	2	7

Total purchases	33	20	56	46

Disposal of property, plant and equipment	(2)	(1)	(2)	(3)
	31	19	54	43
Purchases of property, plant and equipment included in accounts payable
Beginning of period	6	7	18	13
End of period	(15)	(8)	(15)	(8)

Total investing activities	22	18	57	48

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

For further information:
Media	Source:
Hubert Bolduc	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
514 912-3790
Investors
Didier Filion
Director, Investor relations
514 282-2697